Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

NEW YORK, NEW YORK
(212) 704-6000

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

January 14, 2005

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:
Sunbelt Bancshares, Inc.
Form SB-2 filed on November 22, 2004
File No. 333-120681

Attention: Kathryn McHale

Ladies and Gentlemen:

        On behalf of our client, Sunbelt Bancshares, Inc. ("Company"), we are filing with the Securities and Exchange Commission ("Commission") by electronic transmission Amendment No. 1 to the above-referenced Form SB-2. The referenced amendment incorporates information in response to the comment letter, dated December 22, 2004, from the staff of the Commission. These comments are reproduced below in bold print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

General

1.
Please file a consent for ESRI Business Information Systems.

        The Company, which has not previously had any contact with any person at ESRI Business Information Systems, is working to obtain a consent from ESRI Business Information Systems. If obtainable, the consent will be filed by supplemental amendment.

2.
Please file all exhibits, including opinions, with the next amendment, if possible. They are subject to review, and the staff will need time for that review.

        The legal opinion of Jenkens & Gilchrist, P.C. is filed as Exhibit 5.1 to Amendment No. 1 to Company's Form SB-2.

3.
Include an updated consent of the independent auditors in the pre-effective amendment.

        An updated accountants' consent is filed as Exhibit 23.1 to Amendment No. 1 to the Company's Form SB-2.

4.
Please note the updating requirements of Item 310 (g) of Regulation S-B.

        The Company acknowledges its obligations under Item 310(g) of Regulation S-B.

5.
You disclose on page 1 that the organizers are providing "limited" guarantees with respect to funds advanced. Your disclosures on page 40 state that the organizers will bear the risk of loss on direct cash advances and may be pursued by the lending bank with respect to any funds advanced on the pre-opening line of credit. Please revise the relevant sections of the filing, including but not limited to your financial statement footnotes to describe the nature of the guarantees, as we are unclear as to what events or circumstances would trigger the lending bank to pursue the individual organizers if the Bank does not open.

        The prospectus has been revised to clarify that the limited guarantees would be triggered in the event that the Company is unable to repay the advances under the line of credit. Because the Company has no material operations or assets, other than those amounts advanced or loaned to the Company to be expended during the organizational process, the Company does not expect to have the ability to repay the direct cash advances made by its organizers or under the pre-opening line of credit unless it completes the offering and Sunbelt Bank ("Bank") opens for business.

Front Cover of Prospectus

6.
Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

        The Company confirms that the outside front cover page of the prospectus will be one page.

Summary

Sunbelt Bancshares and Sunbelt Bank—page 3

7.
In the fourth paragraph of this section you state that you "anticipate that Sunbelt Bank will receive preliminary approval as a bank in organization in the fourth quarter of 2004." Please update this reference and all other references to the fourth quarter of 2004.

        The prospectus has been revised to indicate that the Bank has received the conditional approvals of the Texas Department of Banking and the Federal Deposit Insurance Corporation.

Warrants—page 6

8.
In the second paragraph of this section, please clarify that the organizers have put 150% of the pre-opening expenses of $1.4 million in order to justify the 210,000 warrants you intend to issue.

        The prospectus has been revised to clarify that the number of warrants to be issued to the organizers of the Bank and the fact that such number is based upon the amount that each organizer has placed "at risk" through direct cash advances to the Company or pursuant to personal guarantees with respect to the pre-opening line of credit extended to the Company.

Stock Options—page 6

9.
Supplementally tell us what plans you have for registering the stock to be issued pursuant to the option plans.

        The Company intends to file with the Commission within the next month a registration statement on Form S-8 to register the stock to be issued pursuant to the stock incentive plan.

Risk Factors—general

10.
Either delete the second sentence of your introductory paragraph, or expand it into a separate risk factor. You must describe the material risks of the offering.

        The second sentence of the introductory paragraph has been deleted.

11.
Either explain why the first risk factor is a risk, or delete it. It appears to be only a statement about Sunbelt.

        The first risk factor has been deleted.

12.
Generally, many of your risk factors state that you "cannot assure" a specific outcome when the true risk is not your inability to give assurance, but the situation being described. Please revise to remove all similar language from Risk Factors.

        The section titled "Risk Factors" has been revised in accordance with this comment.

Departures of our key personnel or directors may impair our operations—page 11

13.
Consider disclosing in this section the various employment and non-compete agreements you have with the individuals discussed in this section.

        The risk factor related to employee departures has been revised to reference that the Company has employment agreements with each of these persons and that, notwithstanding the employment agreements, the Company cannot assure investors that it will be able to retain these persons.

Our emphasis on commercial business and commercial real estate lending may result in greater credit risk—page 12

14.
Please consider including construction loans in this section which account for 25% of your lending practice.

        The risk factor related to credit risk has been revised to include commercial construction loans, which present similar risks to commercial business and real estate loans. Because residential construction loans present significantly less risk, and because the discussion of commercial loan risk is not applicable to residential construction loans, residential construction loans were not included in the risk factor. Please note, however, that the general risks associated with underwriting residential construction loans are discussed in the general "credit risk" risk factor.

Organizational Expenses—page 21

15.
Your organizational expenses table reflects an actual and budgeted amount of $57,750 for Consulting Fees for Bankmark and Financial Marketing Services. We note from the disclosures on page 23 that your contract with Bankmark reflects a total payment of $349,000. We are unclear whether this amount is for services reflected in other line items on page 21 or is for future anticipated services which would not be considered organizational expenses. Please revise the disclosures as necessary to fully clarify.

        The additional amounts to be paid to Bankmark and Financial Marketing Services have been classified as offering expenses, which will be capitalized by the Company. The prospectus has been revised to clarify the amounts attributable to organizational expenses as compared to those attributable to the offering.

Capitalization—page 22

16.
Please disclose in the introductory paragraph that the offering is being made under a "best efforts" basis.

        The introductory paragraph of the section titled "Capitalization" has been revised to disclose that the offering is being made on a "best efforts" basis.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

General

17.
Your MD&A and financial statement footnotes do not contain a discussion of recent accounting pronouncements that may impact your financial statements when adopted in future periods. Please revise to address the impact of recently issued accounting pronouncements, including SFAS 123R which was issued in December 2004. Refer to SAB Topic 11M.

        The section titled "Management's Discussion and Analysis of Financial Condition and Plan of Operations" has been revised to include a discussion of SFAS 123R. Because SFAS 123R was not effective as of the date of the financial statements, consistent with generally accepted accounting principles, the financial statement footnotes have not been revised to discuss SFAS 123R. It is expected that the Company's financial statement for subsequent periods will include reference to SFAS 123R.

Plan of operations—page 24

18.
In the last paragraph of this section, please update the cross reference page number. Please make sure cross referenced sections are accurately cited.

        The cross references have been updated.

Proposed Business

Background—page 26

19.
Please confirm that you have not yet filed an application to become a bank holding company with the Federal Reserve Bank of Dallas.

        The Company has not filed an application to become a bank holding company with the Federal Reserve Bank of Dallas. The Federal Reserve prefers that an application not be filed until the Company has received commitments for at least 50% of the minimum offering amount of the common stock offering.

Management

General—page 33

20.
In the first paragraph of this section, the third sentence references the "table above." Please clarify to which table you refer.

        The first paragraph has been revised to reference the table of directors set forth in the summary section of the prospectus.

General—page 34

21.
Please add the ages of organizers, directors, and executive officers that are missing.

        The remaining ages of the organizers, directors and executive officers have been added.

22.
Please clarify the derivation of the number of shares beneficially owned by Todd Seib. Consider using a footnote specifically for Mr. Seib which thoroughly breaks down 63,000 share figure.

        The beneficial ownership information for Mr. Seib has been revised to clarify the components of his beneficial ownership.

Background of organizers, directors and executive officers—page 34

23.
Please provide the capacity in which each organizers, director or executive officer will serve within their individual biographies.

        The biographies of the organizers, directors and executive officers have been revised to indicate their respective capacities.

Background of organizers, directors and executive officers—page 36

24.
Please clarify in which field(s) Mr. Jeff Seib and Mr. John Seib received their degrees.

        Per supplemental conference with Commission staff, this comment has been disregarded.

25.
You mention that Mr. Tim Seib "attended the University of Mississippi." Please clarify whether Mr. Seib earned a degree from this institution and if so, in what field.

        Per supplemental conference with Commission staff, this comment has been disregarded.

Board Committees—page 39

26.
You state that none of the members of the Audit Committee satisfy the definition of an "audit committee financial expert." Please consider adding an explanation of how you intend to satisfy reporting requirements in your annual reports.

        Although the board of directors has determined that no member of the audit committee satisfies the definition of "audit committee financial expert," the board of directors believes the members of the audit committee are fully qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, its internal accounting operations and its independent auditors. The board's belief is based upon the members' experience in owning or operating small businesses, including financial services businesses, where business acumen and financial statement analysis play an important role. To support the committee's ability to fulfill its fiduciary duties, the audit committee also has the ability on its own to retain independent accountants or other consultants whenever it deems appropriate.

        While it might be possible to recruit a person who meets the qualifications of an "audit committee financial expert," the board of directors has determined that in order to fulfill all of the functions of a board member and an audit committee member, each member of the board and the audit committee should meet all of the criteria that the board of directors has deemed appropriate for board membership of a locally-owned community banking institution, and the board of directors does not intend to nominate a someone who does not have all of the experience, attributes and qualifications that the Company seeks.

        The section of the prospectus titled "Management—Board committees" has been revised to disclose the foregoing information.

Financial Statements

General

27.
It appears that your financial statements include the results of both Sunbelt Bancshares, Inc. and its wholly owned subsidiary. As such, please revise your financial statements and corresponding notes to indicate that these are consolidated financial statements and discuss the basis of presentation (including the extent to which any intercompany transactions are eliminated in consolidation).

        The financial statements, as of September 30, 2004, are of the Company only. As of September 30, 2004, the bank subsidiary had not been incorporated and did not exist. Following the date that the Bank is incorporated, the financial statements of the Company will be presented on a consolidated basis and will include the financial statements of its wholly-owned subsidiary, the Bank.

Statements of Cash Flows

28.
Please revise to include a column which shows cumulative cash flows for each line item since inception. Refer to paragraph 11c of SFAS 7.

        The Statement of Cash Flows has been revised to include a column showing cumulative cash flows for each line item since inception.

Note 3—Common Stock Offering—page F-6

29.
Revise the note to disclose how officers will be compensated for selling shares of the company. We are unclear whether they have been compensated or will be compensated through the issuance of warrants or in another manner. Please revise this note and or notes as necessary.

        Note 3 to the financial statements has been revised to clarify that the offering will be made on a "best efforts" basis by the organizers, directors and officers of the Company, none of whom will receive any commission or other compensation in connection with these activities, including for soliciting sale of common stock in the offering.

Note 5—Notes Payable to Organizers—page F-6

30.
Please revise to disclose both the dates on which advances were received from your organizers and the dates on which the promissory notes with Mr. Seib mature.

        Note 5 to the financial statements has been revised to disclose the dates on which advances were made by Mr. Seib and the dates on which the notes mature.

31.
Please revise to impute an interest rate on your advances to organizers and reflect the notes payable to organizers net of the applicable discount attributed to the imputed interest rate. Refer to paragraphs 7 and 13-16 of APB 21.

        Per paragraph 11 of APB 21: "When a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged."

        The notes and advances from organizers have been solely for cash and advanced to the company for the purpose of funding the organizational activities of the Company prior to the time that the Company obtains a pre-opening line of credit. No other rights or privileges were exchanged, and the present value at issuance is measured by cash proceed exchanged which equals the face value of the notes and advances. Accordingly, the Company does not believe that APB 21 is applicable to the advances from organizers.

        Additionally, per paragraph 2 of APB 21: "The principles discussed in this opinion are applicable to receivables and payables which represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest."

        The Company is planning to pay back the initial organizer advances from the proceeds of the offering of its common stock following the receipt of all required regulatory approvals and completion of the capital offering; accordingly, the repayment date of the initial organizer advances is not fixed or determinable at this stage since the Company has not received all required regulatory approvals and has not offer any common stock for sale.

32.
It is unclear whether organizers will receive stock purchase warrants in recognition of both advances granted prior and subsequent to the completion of the offering or whether warrants will only be issued in recognition of advances made by organizers after the offering is completed. Please revise here and throughout the filing to clarify when you will issue stock purchase warrants to the organizers and whether warrants will be issued for advances made both before and after the offering.

        The organizers are funding, or enabling the funding, of the pre-opening expenses of the Company and the Bank prior to the time that the Bank opens for business. When the Bank opens for business, the Company and the Bank will fund their respective operations from the proceeds of the stock offering. The warrants issued in exchange for placing funds "at risk" prior to the time that the Bank opens for business will be issued if and when the Bank opens for business. The prospectus has been revised to clarify the expenses for which organizer warrants are being issued and the timing of the issuance of the organizer warrants.

33.
Please supplementally tell us how you intend to account for the warrants to be issued to organizers, including references to the appropriate accounting literature.

        The Company intends to grant warrants to its organizers in recognition for the substantial time and effort expended by them during the organizational process, including their efforts in connection with the regulatory applications and the offering, for providing initial advances to sustain the organizational process and for providing limited guarantees of advances made under the pre-opening line of credit. The number of warrants to be issued will be based on the amount that each organizer has placed "at risk" during the organizational process. The Company will issue the warrants only when it has raised the necessary capital and obtained the necessary regulatory approvals such that banking operations can commence. In the event the offering is not completed or the Bank does not open for business, the Company is not obligated, and does not intend, to issue the warrants.

        EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" provides guidance for determining the measurement date in such equity transactions. Under EITF 96-18, the measurement date is the earlier of 1) the date on which the counterparty is committed to perform and it is probable the counterparty will earn the equity instruments or 2) the date performance is completed. In the Company's case, neither of the criteria has been met since the organizer's ability to perform is contingent on factors outside the organizer's control. Accordingly, the Company's intends to determine the measurement date for the warrants when the above criteria have been met.

        When the Bank to open for business, the fair value of the warrants on the measurement date will be reflected in the Company's statement of operations as a pre-opening expense.

Note 7—Commitments—page F-7

34.
Please revise to disclose the portion of the $216,000 incurred for consulting services which has been paid as of September 30, 2004.

        Note 7 to the financial statements has been revised to disclose the portion of the $216,000 incurred for consulting services that has been paid as of September 30, 2004.

        We trust that the following responses to the Commission's comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. For your convenience, we have two blacklined copies of the revised Form SB-2. The blacklined copies indicate the revisions that have been made since the initial Form SB-2 was filed with the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

                      Sincerely,

                      /s/                        GEOFFREY S. KAY

                      Geoffrey S. Kay

cc:
Jerry Burnett
Todd Seib
Peter G. Weinstock, Esq. (firm)